Exhibit 99.7

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Américo Zuzunaga, FAusIMM CP, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Updated Preliminary Economic Assessment, Bolivar Mine Mexico” dated September 21, 2021, with an effective date of December 31, 2019 (the “Technical Report”).

Dated this 29th day of September 2021.

“Américo Zuzunaga”

_____________________________________________

Americo Zuzunaga, FAusIMM CP

Vice President Corporate Planning, Sierra Metals Inc.